FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2008

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

Exhibit No.1	Publication of Registration Document announcement released on 26/09/2008
Exhibit No.2	Publication of Registration Document announcement released on 30/09/2008
Exhibit No.3	Total Voting Rights announcement released on 30/09/2008
Exhibit No.4	Rule 8.3- (Enodis plc) announcement released on 30/09/2008
Exhibit No.5	Publication of Prospectus announcement released on 30/09/2008
Exhibit No.6	Rule 8.3- (Enodis plc) announcement released on 01/10/2008
Exhibit No.7	Rule 8.3- (Enodis plc) announcement released on 02/10/2008
Exhibit No.8	Analyst Conference announcement released on 07/10/2008
Exhibit No.9	Rule 8.3- Enodis plc announcement released on 07/10/2008
Exhibit No.10	Market Update announcement released on 07/10/2008
Exhibit No.11	Rule 8.3- (Alliance & Leicester plc) announcement released on 07/10/2008
Exhibit No.12	Director/PDMR Shareholding announcement released on 07/10/2008
Exhibit No.13	RBS comment on HM Government proposals for the UK announcement released on 08/10/2008
Exhibit No.14	Rule 8.3- (Enodis plc) announcement released on 08/10/2008
Exhibit No.15	Rule 8.3- (Alliance & Leicester plc) announcement released on 10/10/2008
Exhibit No.16	Rule 8.3- Alliance & Leicester announcement released on 13/10/2008
Exhibit No.17	Directorate Change announcement released on 17/10/2008
Exhibit No.18	Rule 8.3- (Inspired Gaming Group plc) announcement released on 23/10/2008
Exhibit No.19	Blocklisting Interim Review announcement released on 29/10/2008
Exhibit No.20	RBS Ratio Change for ADR Holders announcement released on 30/10/2008

 Exhibit No. 1

Publication of
Registration Document

The following
registration document
 has been
approved by the
UK Listing Authority and is available for viewing:

Registration Document for The R
oyal Bank of Scotland Group plc

To view
 the full document
,
 please paste the following
URL
 into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4934E_-2008-9-26.pdf

The document above is also available to the public for inspection at the UK Listing Authority's Document Viewing Facility, 25 The North Colonnade, Canary Wharf, London E14 5HS.

For further information, please contact
:

Ron Huggett
Director, Capital Management & Securitisation
The Royal Bank of Scotland Group plc
5
th
 Floor
280 Bishopsgate
London EC2M 4RB

TEL: 020 7085 4925
FAX: 020 7293 9966

Exhibit No. 2

Publication of
Registration Document

The following
registration document
 has been approved by the UK Listing Authority and is available for viewing:

Registration Document for
 The Royal Bank of Scotland plc

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4939E_-2008-9-26.pdf

The document above is also available to the public for inspection at the UK Listing Authority's Document Viewing Facility, 25 The North Colonnade, Canary Wharf, London E14 5HS.

For further information, please contact:

Ron Huggett
Director, Capital Management & Securitisation
The Royal Bank of Scotland Group plc
5
th
 Floor
280 Bishopsgate
London EC2M 4RB

TEL: 020 7085 4925
FAX: 020 7293 9966

Exhibit No. 3

The Royal Bank of Scotland Group plc
Conformity with the Disclosure and Transparency Rules

In conformity with the Disclosure and Transparency Rules The Royal Bank of Scotland Group plc ('RBSG') hereby notifies that, as at close of business on
29 September
2008
, its issued share capital consists of:

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights @ 29/09 /2008

Ordinary shares of £0.25	16,545,949,533	1	16,545,949,533
11% Cumulative Preference Shares of £1	500,000	4	2,000,000
5.5% Cumulative Preference Shares of £1	400,000	4	1,600,000

Total:	16,546,849,533		16,54 9 , 5 49,533

of which none are held in Treasury.

The above figures may be used by shareholders of the respective classes of shares as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in their shareholding, under the FSA's Disclosure and Transparency Rules.
Exhibit No. 4

      FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.
    KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Enodis plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.10
Date of dealing	29 September 2008

2.
    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)
    Interests and short positions (following dealing) in the class of relevant security dealt in
(Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	4,742,425	(1.2857%)	0	(0%)
(2) Derivatives (other than options)	0	(0%)	0	(0%)
(3) Options and agreements to purchase/sell	0	(0%)	0	(0%)
Total	4,742,425	(1.2857%)	0	(0%)

(b)
    Interests and short positions in relevant securities of the company, other than the class dealt in
(Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)
    Rights to subscribe
(Note 3)

Class of relevant security:	Details

3.
    DEALINGS
(Note 4)

(a)
    Purchases and sales
Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Sale	42,376 42,376	3.2025 GBP 3.2025 GBP

 (b)
    Derivatives transactions (other than options)
Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)
    Options transactions in respect of existing securities

(i)
    Writing, selling, purchasing or varying
Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)
    Exercising
Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)
    Other dealings (including new securities)
(Note 4)
Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4.
    OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached?
(Note 9)

~~YES~~

/NO

Date of disclosure	30 September 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

Exhibit No. 5

Publication of Prospectus

The following prospectus has been
approved by the
UK Listing Authority and is available for viewing:

The Royal Bank of Scotland plc
Call and Put Warrants (UK Public) Base Prospectus

relating to the Issuer's
Certificate and Warrant Programme

To view
 the full document
,
 please paste the following
URL
 into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7644E_1-2008-9-30.pdf

To view the documents (or parts of documents) incorporated by reference by the Prospectus, please paste the following URLs into the address bar of your browser:

1.
The Registration Document dated 22 September 2008 relating to the Issuer

http://www.rns-pdf.londonstockexchange.com/rns/7644E_-2008-9-30.pdf

2. The Base
Prospectus dated 26 September 2008 relating to the Issuer's Certificate and Warrant Programme
.

http://www.rns-pdf.londonstockexchange.com/rns/7644E_2-2008-9-30.pdf

3
.
The audited consolidated annual financial statements of
the Issuer
 for the financial year ended 31 December 200
6

http://www.rns-pdf.londonstockexchange.com/rns/7644E_3-2008-9-30.pdf

4
.
The audited consolidated annual financial statements of
the Issuer
 for the financial year ended 31 December 200
7

http://www.rns-pdf.londonstockexchange.com/rns/7644E_4-2008-9-30.pdf

5
.
The unaudited six-monthly interim financial statements of the
Issuer
 for the six months ended 30 June 200
8

http://www.rns-pdf.londonstockexchange.com/rns/7644E_5-2008-9-30.pdf

http://www.rns-pdf.londonstockexchange.com/rns/7644E_6-2008-9-30.pdf

http://www.rns-pdf.londonstockexchange.com/rns/7644E_7-2008-9-30.pdf

http://www.rns-pdf.londonstockexchange.com/rns/7644E_9-2008-9-30.pdf

6
.
Document dated 30 April 2008 (which comprises (A) a circular prepared in compliance with Listing Rules 13.4.3(3)-(5) of the UK Listing Authority made under section 73A FSMA, (B) a circular prepared for the purposes of the General Meeting of RBSG held on 14 May 2008 and (C) a prospectus relating to the proposed rights issue to raise proceeds of £12 billion, net of expenses, prepared in accordance with the Prospectus Rules of the UK Listing Authority made under section 73A FSMA)

http://www.rns-pdf.londonstockexchange.com/rns/7644E_8-2008-9-30.pdf

The documents above are also available to the public for inspection at the UK Listing Authority's Document Viewing Facility, 25 The North Colonnade, Canary Wharf, London E14 5HS.

This website is not provided for, or directed at, U.S. persons or persons in the United States. If you are a U.S. person or are viewing this page from the United States, you should exit this section of the website.

For further information, please contact:
Investor Relations

+44 131 556 8555

http://www.investors.rbs.com/investor_relations/index.cfm

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary
Prospectus
 (and the
Prospectus
 to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the
Prospectus
) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the
Prospectus
 and the Supplementary
Prospectus
 is not addressed. Prior to relying on the information contained in the
Prospectus
 and the Supplementary
Prospectus
, you must ascertain from the
Prospectus
 whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 6

      FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.
    KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Enodis plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.10
Date of dealing	30 September 2008

2.
    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)
    Interests and short positions (following dealing) in the class of relevant security dealt in
(Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	4,742,425	(1.2857%)	0	(0%)
(2) Derivatives (other than options)	0	(0%)	0	(0%)
(3) Options and agreements to purchase/sell	0	(0%)	0	(0%)
Total	4,742,425	(1.2857%)	0	(0%)

(b)
    Interests and short positions in relevant securities of the company, other than the class dealt in
(Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)
    Rights to subscribe
(Note 3)

Class of relevant security:	Details

3.
    DEALINGS
(Note 4)

(a)
    Purchases and sales
Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Sale	7,100 7,100	3.1450 GBP 3.1450 GBP

 (b)
    Derivatives transactions (other than options)
Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)
    Options transactions in respect of existing securities

(i)
    Writing, selling, purchasing or varying
Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)
    Exercising
Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)
    Other dealings (including new securities)
(Note 4)
Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4.
    OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached?
(Note 9)

~~YES~~

/NO

Date of disclosure	01 October 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

Exhibit No. 7

      FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.
    KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Enodis plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.10
Date of dealing	01 October 2008

2.
    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)
    Interests and short positions (following dealing) in the class of relevant security dealt in
(Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	4,742,425	(1.2857%)	0	(0%)
(2) Derivatives (other than options)	0	(0%)	0	(0%)
(3) Options and agreements to purchase/sell	0	(0%)	0	(0%)
Total	4,742,425	(1.2857%)	0	(0%)

(b)
    Interests and short positions in relevant securities of the company, other than the class dealt in
(Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)
    Rights to subscribe
(Note 3)

Class of relevant security:	Details

3.
    DEALINGS
(Note 4)

(a)
    Purchases and sales
Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Sale Sale Sale Sale Sale	6,309 715 2,323 970 1,061 1,240	3.1577 GBP 3.1475 GBP 3.1550 GBP 3.1575 GBP 3.1650 GBP 3.1675 GBP

 (b)
    Derivatives transactions (other than options)
Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)
    Options transactions in respect of existing securities

(i)
    Writing, selling, purchasing or varying
Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)
    Exercising
Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)
    Other dealings (including new securities)
(Note 4)
Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4.
    OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached?
(Note 9)

~~YES~~

/NO

Date of disclosure	02 October 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

Exhibit No. 8

The Royal Bank of Scotland Group plc (RBS) - Merrill Lynch Banking & Insurance Conference 2008
Sir Fred Goodwin, Group Chief Executive, presents at the Merrill Lynch Banking and Insurance Conference in London today. The slides will be on our website
www.rbs.com/ir
 today.
If you would like a copy of this presentation in a different format (eg. large print, audio or braille) please contact the Investor Relations team on +44 20 7672 1758 or
investor.relations@rbs.com
.

For further information:

Investor Relations
Richard O'Connor
Head of Investor Relations
+44 (0) 20 7672 1758

Media
Carolyn McAdam
Head of Group Communications
Tel: +44 (0) 131 523 2055

Exhibit No. 9

      FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.
    KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Enodis plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.10
Date of dealing	03 October 2008

2.
    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)
    Interests and short positions (following dealing) in the class of relevant security dealt in
(Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	4,742,425	(1.2857%)	0	(0%)
(2) Derivatives (other than options)	0	(0%)	0	(0%)
(3) Options and agreements to purchase/sell	0	(0%)	0	(0%)
Total	4,742,425	(1.2857%)	0	(0%)

(b)
    Interests and short positions in relevant securities of the company, other than the class dealt in
(Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)
    Rights to subscribe
(Note 3)

Class of relevant security:	Details

3.
    DEALINGS
(Note 4)

(a)
    Purchases and sales
Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Sale Sale Sale	3,113 1,104 718 1,291	3.1175 GBP 3.1100 GBP 3.1150 GBP 3.1275 GBP

 (b)
    Derivatives transactions (other than options)
Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)
    Options transactions in respect of existing securities

(i)
    Writing, selling, purchasing or varying
Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)
    Exercising
Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)
    Other dealings (including new securities)
(Note 4)
Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4.
    OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached?
(Note 9)

~~YES~~

/NO

Date of disclosure	07 October 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

Exhibit No. 10

The Royal Bank of Scotland Group plc ("RBS")

Contrary to press speculation, RBS did not make a request to government for capital.

7 October 2008

- End -

For further information:

Investor Relations
Richard O'Connor
Head of Investor Relations
+44 (0) 20 7672 1758

Media
Carolyn McAdam
Head of Group Communications
Tel: +44 (0) 131 523 2055

Exhibit No. 11

      FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.
    KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group plc
Company dealt in	Alliance & Leicester plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.50
Date of dealing	03 October 2008

2.
    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)
    Interests and short positions (following dealing) in the class of relevant security dealt in
(Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	4,814,918	(1.1436%)	0	(0.0%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	4,814,918	(1.1436%)	0	(0.0%)

(b)
    Interests and short positions in relevant securities of the company, other than the class dealt in
(Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)
    Rights to subscribe
(Note 3)

Class of relevant security:	Details

3.
    DEALINGS
(Note 4)

(a)
    Purchases and sales
Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase Purchase Purchase Purchase Purchase Purchase Purchase Purchase Purchase Purchase Purchase Purchase Purchase Purchase Purchase Purchase Purchase Purchase Purchase TOTAL: Sale	680 797 623 617 1,374 1,263 1,327 1,794 10,035 3,855 15,859 4,599 982 2,520 1,091 754 1,200,000 975 1,450 372 1,250,967 8,970
2.8500 GBP
2.8675 GBP
2.8825 GBP
2.8875 GBP
2.8900 GBP
2.8925 GBP
2.8950 GBP
2.8975 GBP
2.9000 GBP
2.9025 GBP
2.9050 GBP
2.9075 GBP
2.9175 GBP
2.9200 GBP
2.9325 GBP
2.9425 GBP
2.9435 GBP
2.9475 GBP
2.9500 GBP
2.9750 GBP

2.9144 GBP

(b)
    Derivatives transactions (other than options)
Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)
    Options transactions in respect of existing securities

(i)
    Writing, selling, purchasing or varying
Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)
    Exercising
Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)
    Other dealings (including new securities)
(Note 4)
Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4.
    OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached?
(Note 9)

~~YES~~

/NO

Date of disclosure	07 October 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

Exhibit No. 12

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).
(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes in block capital letters.

1. Name of the issuer
The Royal Bank of Scotland Group plc

2. State whether the notification relates to
(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
iii

3. Name of person discharging managerial responsibilities/director
Sir Fred Goodwin

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8. State the nature of the transaction
Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired
112

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
-

11. Number of shares, debentures or financial instruments relating to shares disposed
-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction
£
1.12180

14. Date and place of transaction
7 October
 2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
1,146,873

shares 0.
0
069
3
%

16. Date issuer informed of transaction
7 October 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

23
. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-

22. Total number of shares or debentures over which options held following notification
-

23. Any additional information
-

24. Name of contact and telephone number for queries
Aileen Taylor, Deputy Secretary
0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification
Aileen Taylor, Deputy Secretary

Date of notification
7 Octobe
r 2008

1. Name of the issuer
The Royal Bank of Scotland Group plc

2. State whether the notification relates to
(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
i

3. Name of person discharging managerial responsibilities/director
Miller Roy McLean

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8
.
 State the nature of the transaction
Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired
112

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
-

11. Number of shares, debentures or financial instruments relating to shares disposed
-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction
£
1.12180

14. Date and place of transaction
7 October
 2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
1,367,531
  0.0
08
26
%

16. Date issuer informed of transaction
7 October
2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17
.
 Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

23
. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-

22. Total number of shares or debentures over which options held following notification
-

23. Any additional information
-

24. Name of contact and telephone number for queries
Aileen Taylor, Deputy Secretary
0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification
Aileen Taylor, Deputy Secretary

Date of notification
7 October
 2008

----------------------------------------------------------------------------------------------------------------------------
1. Name of the issuer
The Royal Bank of Scotland Group plc

2. State whether the notification relates to
(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
i

3. Name of person discharging managerial responsibilities/director
Brian John Crowe

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8
.
 State the nature of the transaction
Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired
112

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
-

11. Number of shares, debentures or financial instruments relating to shares disposed
-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction
£
1.12180

14. Date and place of transaction
7 October
 2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
1,0
25
,
628
  0.00
619
%

16. Date issuer informed of transaction
7 October
2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17
.
 Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

23
. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-

22. Total number of shares or debentures over which options held following notification
-

23. Any additional information
-

24. Name of contact and telephone number for queries
Aileen Taylor, Deputy Secretary
0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification
Aileen Taylor, Deputy Secretary

Date of notification
7 October
2008

----------------------------------------------------------------------------------------------------------------------------
1. Name of the issuer
The Royal Bank of Scotland Group plc

2. State whether the notification relates to
(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
i

3. Name of person discharging managerial responsibilities/director
Neil James Roden

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8
.
 State the nature of the transaction
Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired
112

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
-

11. Number of shares, debentures or financial instruments relating to shares disposed
-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction
£
1.12180

14. Date and place of transaction
7 October
2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
239,769
shares 0.00
144
%

16. Date issuer informed of transaction
7 October
 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17
.
 Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

23
. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-

22. Total number of shares or debentures over which options held following notification
-

23. Any additional information
-

24. Name of contact and telephone number for queries
Aileen Taylor, Deputy Secretary
0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification
Aileen Taylor, Deputy Secretary

Date of notification
7 October
 2008

----------------------------------------------------------------------------------------------------------------------------
1. Name of the issuer
The Royal Bank of Scotland Group plc

2. State whether the notification relates to
(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
i

3. Name of person discharging managerial responsibilities/director
Christopher Paul Sullivan

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8
.
 State the nature of the transaction
Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired
112

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
-

11. Number of shares, debentures or financial instruments relating to shares disposed
-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction
£
1.12180

14. Date and place of transaction
7 October
 2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
107,870
shares 0.00
06
5
%

16. Date issuer informed of transaction
7 October
2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17
.
 Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

23
. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-

22. Total number of shares or debentures over which options held following notification
-

23. Any additional information
-

24. Name of contact and telephone number for queries
Aileen Taylor, Deputy Secretary
0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification
Aileen Taylor, Deputy Secretary

Date of notification

7 October
2008

1. Name of the issuer
The Royal Bank of Scotland Group plc

2. State whether the notification relates to
(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
i

3. Name of person discharging managerial responsibilities/director
Andrew Martin McLaughlin

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8. State the nature of the transaction
Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired
45

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
-

11. Number of shares, debentures or financial instruments relating to shares disposed
-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction
£
1.12180

14. Date and place of transaction
7 October
2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
12,
853

shares 0.00
007
%

16. Date issuer informed of transaction
7 October
2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

23. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-

22. Total number of shares or debentures over which options held following notification
-

23. Any additional information
-

24. Name of contact and telephone number for queries
Aileen Taylor, Deputy Secretary
0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification
Aileen Taylor, Deputy Secretary

Date of notification
7 October
2008

--------------------------------------------------------------------------------------------------------------------------

Exhibit No. 13

The Royal Bank of Scotland Group plc ("RBS")

RBS comment on HM Government proposals for the
UK
 banking industry

Sir Fred Goodwin, CEO of RBS said:

"We welcome this comprehensive package of measures in response to unprecedented conditions in the financial system. These are a substantial and tangible demonstration of the Government's commitment to ensuring the stability of the financial system and will allow banks to continue their support for customers across the economy.

We intend to participate in certain of the measures announced by the Government and will make a further announcement in due course."

8 October 2008

- End -

For further information:

Investor Relations
Richard O'Connor
Head of Investor Relations
+44 (0) 20 7672 1758

Media
Andrew McLaughlin

Group Director - Communications

Tel:
+44
7786 111689

Exhibit No. 14

      FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.
    KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Enodis plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.10
Date of dealing	07 October 2008

2.
    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)
    Interests and short positions (following dealing) in the class of relevant security dealt in
(Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	2,425	(0.0007%)	0	(0%)
(2) Derivatives (other than options)	0	(0%)	0	(0%)
(3) Options and agreements to purchase/sell	0	(0%)	0	(0%)
Total	2,425	(0.0007%)	0	(0%)

(b)
    Interests and short positions in relevant securities of the company, other than the class dealt in
(Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)
    Rights to subscribe
(Note 3)

Class of relevant security:	Details

3.
    DEALINGS
(Note 4)

(a)
    Purchases and sales
Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase Sale Sale Sale Sale Sale Sale Sale	3,467 3,814 1,157 957 1,092 955 2,066 1,054 4,740,000	3.2059 GBP 3.2060 GBP 3.1850 GBP 3.1950 GBP 3.2025 GBP 3.2050 GBP 3.2200 GBP 3.2225 GBP 3.2235 GBP

 (b)
    Derivatives transactions (other than options)
Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)
    Options transactions in respect of existing securities

(i)
    Writing, selling, purchasing or varying
Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)
    Exercising
Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)
    Other dealings (including new securities)
(Note 4)
Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4.
    OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached?
(Note 9)

~~YES~~

/NO

Date of disclosure	08 October 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

Exhibit No. 15

      FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.
    KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group plc
Company dealt in	Alliance & Leicester plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.50
Date of dealing	09 October 2008

2.
    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)
    Interests and short positions (following dealing) in the class of relevant security dealt in
(Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	5,093,059	(1.2096%)	0	(0.0%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	5,093,059	(1.2096%)	0	(0.0%)

(b)
    Interests and short positions in relevant securities of the company, other than the class dealt in
(Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)
    Rights to subscribe
(Note 3)

Class of relevant security:	Details

3.
    DEALINGS
(Note 4)

(a)
    Purchases and sales
Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase TOTAL : Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale TOTAL :
280,000
264,648
544,648

859
302
6,266
5,926
4,977
19,893
15,860
11,599
5,514
6,039
5,039
9,456
27,745
9,784
5,312
6,601
17,911
14,698
4,443
10,568
5,005
4,516
254
5,739
10,627
5,473
2,266
18,299
4,000
10,815
10,721
266,507

2.7327 GBP
2.8021 GBP

2.6525 GBP
2.6550 GBP
2.6850 GBP
2.7000 GBP
2.7650 GBP
2.7675 GBP
2.7700 GBP
2.7725 GBP
2.7775 GBP
2.7800 GBP
2.7850 GBP
2.7875 GBP
2.7900 GBP
2.7925 GBP
2.7950 GBP
2.7975 GBP
2.8000 GBP
2.8050 GBP
2.8100 GBP
2.8225 GBP
2.8300 GBP
2.8325 GBP
2.8400 GBP
2.8450 GBP
2.8475 GBP
2.8500 GBP
2.8525 GBP
2.8600 GBP
2.8625 GBP
2.8650 GBP
2.8675 GBP

(b)
    Derivatives transactions (other than options)
Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)
    Options transactions in respect of existing securities

(i)
    Writing, selling, purchasing or varying
Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)
    Exercising
Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)
    Other dealings (including new securities)
(Note 4)
Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4.
    OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached?
(Note 9)

~~YES~~

/NO

Date of disclosure	10 October 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

Exhibit No. 16

  FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of
t
he City Code on Takeovers and Mergers)

1.

KEY
 INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Alliance & Leicester Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0. 50
Date of dealing	10 October 200 8

2.
    INTERESTS, SHORT POSITIONS
AND
 RIGHTS TO SUBSCRIBE

(a)

Interest
s
 and short positions

(following dealing) in the class of relevant security dealt in
(Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	6,82 5,285	1.6141%	0	0.0%
(2) D erivatives (other than options)	0	0.0%	0	0.0%
(3) Options and agreements to purchase/sell	0	0.0%	0	0.0%
Total	6,82 5,285	1.6141%	0	0.0%

(b)

Interest
s
 and short positions

in relevant securities of the company, other than the
c
lass
dealt in

(Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	0	0.0%	0	0.0%
(2) D erivatives (other than options)	0	0.0%	0	0.0%
(3) Options and agreements to purchase/sell	0	0.0%	0	0.0%
Total	0	0.0%	0	0.0%

(c)

R
ights to subscribe

(Note 3)

Class of relevant security :	Details

3.
    DEALINGS
(Note 4)

(a)

Purchases and sales
Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase TOTAL: Sale	51,774 1,730,000 1,781,774 51,774	2.3400 GBP 2.4410 GBP 2.3400 GBP

(b)

Derivatives transactions (other than options)
Pr oduct name , e.g. CFD	Long/short (Note 6 )	Number of securities (Note 7)	Price per unit (Note 5)

(c)
    O
ptions transactions in respect of existing securities

(i)

Writing, selling, purchasing or varying
Product name , e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type , e.g. American, European etc.	Expiry d ate	Option money paid/received per unit (Note 5)

(ii)

Exercising
Product name , e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)

Other dealings (including new securities)

(Note 4)
Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4.

O
THER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or
 future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached?
(Note 9)

~~YES~~

/
NO

Date of disclosure	13 October 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10 )

Notes
:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

Exhibit No. 17

The Royal Bank of Scotland Group plc
Directorate Change
 /
Director Declaration

The Royal Bank of Scotland Group plc ("
RBS
")
 announces that Stephen Hester will
become
Group Chief Executive and an Ex
ecutive Director of RBS on
21
  November

2008
 at which point
 Sir Fred Goodwin will stand down as Group
 Chief Executive
and as
 an Executive Director
.

Sir Fred Goodwin will
 remain with the Group u
ntil 31 January
2009
t
o ensure a smooth handover of responsibilities
.

RBS
has today received notification from
Stephen Hester
 that he
will resign as a Director
 of
The British Land Company PLC
,
with effect from 15 November 2008
.

For further information contact

Carolyn McAdam

    + 44 131 523 2055
Group Head of Media Relations

    + 44 7796 274968

Exhibit No. 18

                                                                                                                                   FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.
    KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group plc
Company dealt in	Inspired Gaming Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.01
Date of dealing	21 October 2008

2.
    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)
    Interests and short positions (following dealing) in the class of relevant security dealt in
(Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	2,246,236	(3.0834%)	0	(0.0%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	2,246,236	(3.0834%)	0	(0.0%)

(b)
    Interests and short positions in relevant securities of the company, other than the class dealt in
(Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)
    Rights to subscribe
(Note 3)

Class of relevant security:	Details

3.
    DEALINGS
(Note 4)

(a)
    Purchases and sales
Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Sale Sale Sale	6,600,877 5,046,000 143,664 99,996	0.0203 GBP 0.0200 GBP 0.0300 GBP 0.0340 GBP

(b)
    Derivatives transactions (other than options)
Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)
    Options transactions in respect of existing securities

(i)
    Writing, selling, purchasing or varying
Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)
    Exercising
Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)
    Other dealings (including new securities)
(Note 4)
Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4.
    OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached?
(Note 9)

~~YES~~

/NO

Date of disclosure	23 October 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

Exhibit No. 19

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:
    Listing Applications
UK
 Listing Authority
Financial Services Authority
25, The North Colonnade
Canary

Wharf
London
,
E14 5HS

Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

The Royal Bank of Scotland Group plc 1997 Sharesave Scheme

3. Period of return:

From	1 April 2008	To	30 September 2008

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

68,215,165

5. Number of shares issued / allotted under scheme during period:

35,961

6. Balance under scheme not yet issued / allotted at end of period

68,179,204

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;
20,000,000 Ordinary Shares of 25p each - Block Listing granted 17 December 2004
25,639,176 Ordinary Shares of 25p each - Block Listing granted 8 May 2007 as a result of the Bonus Issue
50,000,000 Ordinary Shares of 25p each - Block Listing granted 29 February 2008

Please confirm total number of shares in issue at the end of the period in order for us to update our records

16,545,949,533

Contact for queries

Name	Mr Peter Helmn

Address	The Royal Bank of Scotland Group plc Business House F, 2 nd Floor, Gogarburn, PO Box 1000 Edinburgh EH12 1HQ

Telephone	0131 556 8555

Person making the return

Name	Jan Cargill

Position	Senior Assistant Secretary

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:
    Listing Applications
UK
 Listing Authority
Financial Services Authority
25, The North Colonnade
Canary

Wharf
London
,
E14 5HS

Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

The Royal Bank of Scotland Group plc 1999 Executive Share Option Scheme

3. Period of return:

From	1 April 2008	To	30 September 2008

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

53,420,571

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

53,420,571

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

5,000,000 Ordinary Shares of 25p each - Block Listing granted 24 May 2001
6,000,000 Ordinary Shares of 25p each - Block Listing granted 17 December 2004
15,934,790 Ordinary Shares of 25p each - Block Listing granted 8 May 2007 as a result of the Bonus Issue
30,000,000 Ordinary Shares of 25p each - Block Listing granted 29 February 2008

Please confirm total number of shares in issue at the end of the period in order for us to update our records

16,545,949,533

Contact for queries

Name	Mr Peter Helmn

Address	The Royal Bank of Scotland Group plc Business House F, 2 nd Floor, Gogarburn, PO Box 1000 Edinburgh EH12 1HQ

Telephone	0131 556 8555

Person making the return

Name	Jan Cargill

Position	Senior Assistant Secretary

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.
SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:
    Listing Applications
UK
 Listing Authority
Financial Services Authority
25, The North Colonnade
Canary

Wharf
London
,
E14 5HS

Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

The 1999 NatWest Group Sharesave Scheme

3. Period of return:

From	1 April 2008	To	30 September 2008

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

6,403,971

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

6,403,971

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

23,000,000 Ordinary Shares of 25p each - Block Listing granted 24 May 2001 4,269,314 Ordinary Shares of 25p each - Block Listing granted 8 May 2007 as a result of the Bonus Issue

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1 6,545,949,533

Contact for queries

Name	Mr Peter Helmn

Address	The Royal Bank of Scotland Group plc Business House F, 2 nd Floor, Gogarburn, PO Box 1000 Edinburgh EH12 1HQ

Telephone	0131 556 8555

Person making the return

Name	Jan Cargill

Position	Senior Assistant Secretary

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.
SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:
    Listing Applications
UK
 Listing Authority
Financial Services Authority
25, The North Colonnade
Canary

Wharf
London
,
E14 5HS

Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

National Westminster Bank Group 1994 Executive Share Option Scheme

3. Period of return:

From	1 April 2008	To	30 September 2008

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

2,827,917

5. Number of shares issued / allotted under scheme during period:

927

6. Balance under scheme not yet issued / allotted at end of period

2 ,826,990

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

5,000,000 Ordinary Shares of 25p each - Block Listing granted 24 May 2001 2,097,192 Ordinary Shares of 25p each - Block Listing granted 8 May 2007 as a result of the Bonus Issue

Please confirm total number of shares in issue at the end of the period in order for us to update our records

16,545,949,533

Contact for queries

Name	Mr Peter Helmn

Address	The Royal Bank of Scotland Group plc Business House F, 2 nd Floor, Gogarburn, PO Box 1000 Edinburgh EH12 1HQ

Telephone	0131 556 8555

Person making the return

Name	Jan Cargill

Position	Senior Assistant Secretary

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:
    Listing Applications
UK
 Listing Authority
Financial Services Authority
25, The North Colonnade
Canary

Wharf
London
,
E14 5HS

Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

The Royal Bank of Scotland Group plc Option 2000 Scheme

3. Period of return:

From	1 April 2008	To	3 0 September 2008

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

13,694,400

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

13,694,400

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

10,000,000 Ordinary Shares of 25p each - Block Listing granted 17 December 2004 9,129,600 Ordinary Shares of 25p each - Block Listing granted 8 May 2007 as a result of the Bonus Issue

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1 6,545,949,533

Contact for queries

Name	Mr Peter Helmn

Address	The Royal Bank of Scotland Group plc Business House F, 2 nd Floor, Gogarburn, PO Box 1000 Edinburgh EH12 1HQ

Telephone	0131 556 8555

Person making the return

Name	Jan Cargill

Position	Senior Assistant Secretary

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.
SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:
    Listing Applications
UK
 Listing Authority
Financial Services Authority
25, The North Colonnade
Canary

Wharf
London
,
E14 5HS

Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

The Royal Bank of Scotland Group plc Employee Share Ownership Plan

3. Period of return:

From	1 April 2008	To	3 0 September 2008

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

34,367,742

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

3 4,367,742

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

15,000,000 Ordinary Shares of 25p each - Block Listing granted 15 January 2003
10,458,920 Ordinary Shares of 25p each - Block Listing granted 8 May 2007 as a result of the Bonus Issue
30,000,000 Ordinary Shares of 25p each - Block Listing granted 29 February 2008

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1 6,545,949,533

Contact for queries

Name	Mr Peter Helmn

Address	The Royal Bank of Scotland Group plc Business House F, 2 nd Floor, Gogarburn, PO Box 1000 Edinburgh EH12 1HQ

Telephone	0131 556 8555

Person making the return

Name	Jan Cargill

Position	Senior Assistant Secretary

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.
SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:
    Listing Applications
UK
 Listing Authority
Financial Services Authority
25, The North Colonnade
Canary

Wharf
London
,
E14 5HS

Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

First Active plc 1998 SAYE Scheme

3. Period of return:

From	1 April 2008	To	30 September 2008

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

743,838

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

743,838

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

250,000 Ordinary Shares of 25p each - Block Listing granted 28 January 2004 495,892 Ordinary Shares of 25p each - Block Listing granted 8 May 2007 as a result of the Bonus Issue

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1 6,545,949,533

Contact for queries

Name	Mr Peter Helmn

Address	The Royal Bank of Scotland Group plc Business House F, 2 nd Floor, Gogarburn PO Box 1000 Edinburgh EH12 1HQ

Telephone	0131 556 8555

Person making the return

Name	Jan Cargill

Position	Senior Assistant Secretary

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:
    Listing Applications
UK
 Listing Authority
Financial Services Authority
25, The North Colonnade
Canary

Wharf
London
,
E14 5HS

Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

First Active plc 2001 SAYE Scheme

3. Period of return:

From	1 April 2008	To	30 September 2008

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

644,769

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

644,769

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

250,000 Ordinary Shares of 25p each - Block Listing granted 28 January 2004 429,846 Ordinary Shares of 25p each - Block Listing granted 8 May 2007 as a result of the Bonus Issue

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1 6,545,949,533

Contact for queries

Name	Mr Peter Helmn

Address	The Royal Bank of Scotland Group plc Business House F, 2 nd Floor, Gogarburn, PO Box 1000 Edinburgh EH12 1HQ

Telephone	0131 556 8555

Person making the return

Name	Jan Cargill

Position	Senior Assistant Secretary

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:
    Listing Applications
UK
 Listing Authority
Financial Services Authority
25, The North Colonnade
Canary

Wharf
London
,
E14 5HS

Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

First Active plc 1998 Share Option Scheme

3. Period of return:

From	1 April 2008	To	3 0 September 2008

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

735,654

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

735,654

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

250,000 Ordinary Shares of 25p each - Block Listing granted 28 January 2004 490,436 Ordinary Shares of 25p each - Block Listing granted 8 May 2007 as a result of the Bonus Issue

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1 6,545,949,533

Contact for queries

Name	Mr Peter Helmn

Address	The Royal Bank of Scotland Group plc Business House F, 2 nd Floor, Gogarburn, PO Box 1000 Edinburgh EH12 1HQ

Telephone	0131 556 8555

Person making the return

Name	Jan Cargill

Position	Senior Assistant Secretary

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:
    Listing Applications
UK
 Listing Authority
Financial Services Authority
25, The North Colonnade
Canary

Wharf
London
,
E14 5HS

Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

First Active plc 2002 Approved Share Option Scheme

3. Period of return:

From	1 April 2008	To	3 0 September 2008

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

692,652

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

692,652

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

250,000 Ordinary Shares of 25p each - Block Listing granted 28 January 2004 461,768 Ordinary Shares of 25p each - Block Listing granted 8 May 2007 as a result of the Bonus Issue

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1 6,545,949,533

Contact for queries

Name	Mr Peter Helmn

Address	The Royal Bank of Scotland Group plc Business House F, 2 nd Floor, Gogarburn, PO Box 1000 Edinburgh EH12 1HQ

Telephone	0131 556 8555

Person making the return

Name	Jan Cargill

Position	Senior Assistant Secretary

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.
SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:
    Listing Applications
UK
 Listing Authority
Financial Services Authority
25, The North Colonnade
Canary

Wharf
London
,
E14 5HS

Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

The Royal Bank of Scotland Group plc Medium-term Performance Plan

3. Period of return:

From	1 April 2008	To	3 0 September 2008

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

2,711,832

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

2,711,832

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

1,000,000 Ordinary Shares of 25p each - Block Listing granted 17 February 2004 1,807,888 Ordinary Shares of 25p each - Block Listing granted 8 May 2007 as a result of the Bonus Issue

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1 6,545,949,533

Contact for queries

Name	Mr Peter Helmn

Address	The Royal Bank of Scotland Group plc Business House F, 2 nd Floor, Gogarburn, PO Box 1000 Edinburgh EH12 1HQ

Telephone	0131 556 8555

Person making the return

Name	Jan Cargill

Position	Senior Assistant Secretary

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.
SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:
    Listing Applications
UK
 Listing Authority
Financial Services Authority
25, The North Colonnade
Canary

Wharf
London
,
E14 5HS

Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

The Royal Bank of Scotland Group plc 2007 Sharesave Plan

3. Period of return:

From	1 April 2008	To	30 September 2008

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

70,000,000

5. Number of shares issued / allotted under scheme during period:

223

6. Balance under scheme not yet issued / allotted at end of period

69,999,777

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

70,000,000 Ordinary Shares of 25p each - Block Listing granted 29 February 2008

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1 6,545,949,533

Contact for queries

Name	Mr Peter Helmn

Address	The Royal Bank of Scotland Group plc Business House F, 2 nd Floor, Gogarburn, PO Box 1000 Edinburgh EH12 1HQ

Telephone	0131 556 8555

Person making the return

Name	Jan Cargill

Position	Senior Assistant Secretary

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.
SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:
    Listing Applications
UK
 Listing Authority
Financial Services Authority
25, The North Colonnade
Canary

Wharf
London
,
E14 5HS

Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

The Royal Bank of Scotland Group plc 2007 Irish Sharesave Plan

3. Period of return:

From	1 April 2008	To	30 September 2008

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

5,000,000

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

5,000,000

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

5,000,000 Ordinary Shares of 25p each - Block Listing granted 29 February 2008

Please confirm total number of shares in issue at the end of the period in order for us to update our records

16,545,949,533

Contact for queries

Name	Mr Peter Helmn

Address	The Royal Bank of Scotland Group plc Business House F, 2 nd Floor, Gogarburn, PO Box 1000 Edinburgh EH12 1HQ

Telephone	0131 556 8555

Person making the return

Name	Jan Cargill

Position	Senior Assistant Secretary

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.
SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:
    Listing Applications
UK
 Listing Authority
Financial Services Authority
25, The North Colonnade
Canary

Wharf
London
,
E14 5HS

Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

The Royal Bank of Scotland Group plc 2007 Executive Share Option Plan

3. Period of return:

From	1 April 2008	To	30 September 2008

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

20,000,000

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

20,000,000

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

20,000,000 Ordinary Shares of 25p each - Block Listing granted 29 February 2008

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1 6,545,949,533

Contact for queries

Name	Mr Peter Helmn

Address	The Royal Bank of Scotland Group plc Business House F, 2 nd Floor, Gogarburn, PO Box 1000 Edinburgh EH12 1HQ

Telephone	0131 556 8555

Person making the return

Name	Jan Cargill

Position	Senior Assistant Secretary

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Exhibit No. 20

The Royal Bank of Scotland Group plc

RBS Ratio Change for ADR Holders

To maintain an appropriate price range for The Royal Bank of Scotland Group American depositary shares ("ADSs") representing ordinary shares trading on the New York Stock Exchange, (NYSE Symbol: RBS), effective November 7, 2008, the ratio of one (1) ADS representing One (1) ordinary share will change to one (1) ADS representing 20 (twenty) ordinary shares.

Existing ADR holders will receive one (1) "New" ADS for every twenty (20) "Old" ADSs surrendered for cancellation.

This ratio change does not affect any of the RBS Preferred share ADS programmes.

Contact details
Richard O'Connor
Head of Investor Relations
+44 (0)207 672 1758

Carolyn McAdam
Head of Group Communications
+44 (0)131 523 2055

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 31 October 2008

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ A N Taylor

Name: Title:	A N Taylor Head of Group Secretariat